

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

December 18, 2007

via U.S. mail and facsimile

David Lilley
Chairman, President and
  Chief Executive Officer
Cytec Industries Inc.
Five Garret Mountain Plaza
West Paterson, New Jersey 07424

> **RE:** **Cytec Industries Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed February 28, 2007**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2007 and June 30, 2007**
> **File No. 1-12372**

Dear Mr. Lilley:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

    If you have any further questions regarding our review of your filings, please direct them to Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot at (202) 551-3738, or me at (202) 551-3355 for questions regarding comments on the financial statements and related matters. For other comments, please contact Errol Sanderson at (202) 551-3746, or in his absence, Jennifer Hardy, Legal Branch Chief, at (202) 551-3767.

                                        Sincerely,

                                        Terence O'Brien
                                        Accounting Branch Chief